Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW
Daniel H. April
Janet Clow
David F. Cunningham
Patrick J. Dolan
John M. Hickey
C.W.N. Thompson, Jr.

January 25, 2018

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

             Re:            Thornburg Investment Trust

            Registration Number under the Securities Act of 1933: 33-14905

            Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to comments received from the staff on January 12, 2018 respecting post-effective amendment number 118 to the registrant’s Registration Statement on Form N-1A, filed on November 30, 2017.

The revisions to the registration statement that are described below are expected to be made in substantially the same form described, in the registrant’s post-effective amendment which is expected to be filed on or about January 30, 2018. In those instances where we identify disclosure items analogous to the items that were specific subjects of staff comments, and the registrant responds to those comments by revisions to the disclosures referenced in staff comments, we expect to make conforming revisions to the analogous disclosures.

Thornburg Funds Prospectus

1.          Table of Contents. The staff noted that the reference to Appendix A in the prospectus’s table of contents does not include the title of that Appendix, which is “Sales Charge Waivers Offered by Financial Intermediaries.” The staff suggested that we modify the table of contents to include a reference to the title of Appendix A.

Response. The registrant will add the title of Appendix A to the table of contents.

2.          General Comment, Application of Rule 35d-1 to Investments in Other Investment Companies. The staff noted that portions of the registration statement refer to the ability of the Funds to invest in other investment companies, including exchange traded funds (“underlying funds”). The staff expressed the view that, if any Fund that invests in underlying funds has also adopted a policy to invest at least 80% of its net assets in a particular type of investment in accordance with the requirements of rule 35d-1 under the Investment Company Act of 1940 (the “Investment Company Act”), then the Fund should look through to the underlying funds’ holdings in assessing the Fund’s compliance with its 80% policy. The staff requested that the registrant

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January 25, 2018

disclose in its registration statement if it follows this practice of looking through to the holdings of underlying funds.

Response. The registrant is not aware of any legal or regulatory requirement that a fund look through to the holdings of underlying funds in assessing the fund’s compliance with a policy adopted in accordance with rule 35d-1. The registrant also questions the practicality of such an approach because, unless an underlying fund is affiliated with the acquiring fund, information about that underlying fund’s holdings will generally only be available to the acquiring fund (and to other nonaffiliated investors) on a delayed basis, meaning that the acquiring fund will not have current information to use in evaluating its compliance with a rule 35d-1 policy. In addition, such a practice would be of limited utility to the registrants’ Funds or their shareholders because the only Funds to have adopted policies in accordance with rule 35d-1 are Thornburg Low Duration Municipal Fund, Thornburg Limited Term Municipal Fund, Thornburg Intermediate Municipal Fund, Thornburg Strategic Municipal Income Fund, Thornburg California Limited Term Municipal Fund, Thornburg New Mexico Intermediate Municipal Fund, Thornburg New York Intermediate Municipal Fund, and Thornburg Limited Term U.S. Government Fund, none of which currently identify investments in underlying funds as a principal investment strategy. The registrant therefore declines to adopt the practice described by the staff or to make any revisions to its disclosures at this time.

3.          Thornburg Low Duration Municipal Fund, “Annual Fund Operating Expenses.” The staff asked the registrant to confirm that the agreement to waive fees and reimburse expenses referenced in footnote 3 to the Annual Fund Operating Expenses table will be filed as an exhibit to a subsequent amendment to the Trust’s registration statement.

Response. The registrant will file that agreement as an exhibit to the next amendment to its registration statement, which is expected to be filed on or about January 30, 2018.

4.          Thornburg Low Duration Municipal Fund, “Annual Fund Operating Expenses.” The staff asked the registrant to clarify three topics relating to footnote 3 to the Fund’s Annual Fund Operating Expenses table, which describes the agreement to waive fees and reimburse expenses among the registrant and its advisor and distributor (the “Agreement”). First, the staff asked whether any particular categories of fees or expenses are excluded from the Agreement and, if so, requested that the registrant refer to those excluded fees and expenses in the footnote. Second, the staff requested that the registrant revise the last sentence of the footnote to clarify whether the Agreement permits the advisor or distributor to seek repayment of amounts waived or reimbursed only in the year in which those waivers or reimbursements occurred, or whether the advisor or distributor can seek repayment of amounts waived or reimbursed in prior years. Third, the staff asked the registrant to confirm that any repayments to the advisor or distributor of amounts waived or reimbursed are made in a manner that is consistent with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73, and requested that the registrant add language on that topic either to the footnote or in response to item 10 of Form N-1A.

Response. In response to the staff’s first question, the registrant notes that there are two types of expenses that are excluded from the Agreement: “acquired fund fees and expenses” that are said to be incurred indirectly by a Fund through investments in other investment companies; and expenses incurred by a Fund in connection with short sale transactions, such as dividends and interest paid by the Fund in respect of the securities that are borrowed in a short sale. The registrant confirms that if a Fund which is subject to the Agreement has incurred “acquired fund fees and expenses” in excess of 0.01% of the Fund’s average net assets in the most recent fiscal year, or if the Fund has incurred expenses in respect of short sale transaction in that year, then the Fund would disclose in the footnote to the Fund’s Annual Fund Operating Expenses table that those expenses are excluded from the scope of the Agreement. The registrant notes in that regard footnote 3 to the Annual Fund Operating Expenses table for Thornburg Long/Short Equity Fund, which states that the

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Agreement does not include acquired fund fees and expenses or expenses relating to the Fund’s short sales. The registrant does not believe, however, that the addition of this language would be useful for shareholders of a Fund that did not incur acquired fund fees and expenses in the prior fiscal year (or for which those expenses were less than 0.01%), or that did not invest in short sale transactions, and therefore declines to add such language to the disclosures for those Funds.

In response to the staff’s second question, the registrant confirms that the registrant’s advisor and distributor only intend to seek repayment of amounts waived or reimbursed pursuant to the Agreement in the year in which those waivers or reimbursements occurred. While the registrant believes its disclosures on this topic are adequate, the registrant understands that the staff believes that more clarity may be helpful to investors, and therefore will revise the last sentence of the referenced footnotes to read substantially as follows:

“Thornburg and TSC may recoup amounts waived or reimbursed during the Fund’s fiscal year if actual expenses fall below the expense cap during that same fiscal year.”

In response to the staff’s third question, the registrant confirms that any repayments to the registrant’s advisor or distributor of amounts waived or reimbursed pursuant to the Agreement are made in a manner that is consistent with the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73, in which the staff stated:

“The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.”

In view of the staff’s comment, the registrant will modify the disclosure that appears under the heading “Fee Waivers and Expense Reimbursements,” in the portion of the prospectus that is responsive to item 10 of Form N-1A, to read substantially as follows:

“Thornburg and TSC may from time to time contractually agree to waive fees or reimburse expenses incurred by a Fund, or by certain classes of shares of a Fund, so that the total annual operating expenses of that Fund or class do not exceed a specified percentage of average daily net assets (an “expense cap”). For additional information about whether your Fund, or any share class thereof, is currently the subject of a contractual fee waiver and expense reimbursement agreement, see the Fund’s Annual Fund Operating Expenses table, and the footnotes thereto, in the first part of this Prospectus. Thornburg and TSC may recoup fees waived or expenses reimbursed in any fiscal year if, during that same fiscal year, the Fund’s total annual operating expenses fall below the expense cap that was in place at the time that those fees or expenses were waived or reimbursed. Fee waivers or reimbursement of expenses for a Fund or class will boost its performance, and recoupment of waivers or reimbursements will reduce its performance.”

5.          General Comment, “Principal Investment Strategies” and “Principal Investment Risks.” The staff asked the registrant to confirm that the disclosures of each Fund’s principal investment risks in the summary section of the prospectus correlate to the disclosures of the Fund’s principal investment strategies. If that correlation does not exist as to any Fund, the staff requested that the registrant revise the disclosures of the

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Fund’s principal investment strategies or principal investment risks as necessary to provide such correlation. The staff noted in that regard that the disclosure about the principal investment risks of certain Funds refers to potential risks associated with investments in real estate investment trusts, but that for some of those Funds the disclosures about principal investment strategies did not appear to refer to investments in real estate investment trusts.

Response. The registrant believes that the current disclosures of each Fund’s principal investment strategies adequately describe how the Fund intends to achieve its investment objective(s), including identifying the type or types of securities in which the Fund will principally invest, and that the current disclosures of each Fund’s principal investment risks adequately describe the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect the Fund’s net asset value, yield (if applicable), and total return. In that respect the registrant confirms for the staff that the discussion of the Fund’s principal investment strategies “correlate” to the discussion of the Fund’s principal investment risks. Regarding those Funds that describe the potential risks associated with investments in real estate investment trusts among their principal investment risks, the registrant has reviewed the disclosures and confirms that the disclosures of those Funds’ principal investment strategies do currently refer to investments in real estate investment trusts.

6.          General Comment, Changes to an Investment’s Credit Rating. The staff noted the disclosure under the heading “Credit and Specific Issuer Risks” within the section of the prospectus entitled “Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies,” relating to the ability of a Fund to maintain its investment in a debt obligation whose rating is reduced after the Fund purchases that obligation. The staff asked whether a Fund could continue to hold a debt obligation whose credit rating was reduced to below investment grade status subsequent to the Fund’s purchase and, if so, the staff asked the registrant to clarify the referenced disclosure to reflect that possibility. The staff also recommended that the registrant consider the likelihood that the credit ratings of more than ten percent of a Fund’s investments in debt obligations could be downgraded to below investment grade status subsequent to the Fund’s purchase of those investments. If such an event is likely for any Fund, the staff requested that the registrant include a disclosure about those potential downgrades and the risks related thereto within the disclosures of the Fund’s principal investment strategies and risks that are responsive to item 4 of Form N-1A.

Response. Subject to the stated investment policies and limitations of each Fund, the registrant’s investment advisor has discretion to make investment decisions on behalf of the Fund. That discretion permits the advisor to exercise judgment, based on an evaluation of all relevant factors, as to whether or not to sell a debt obligation whose credit rating has been downgraded to below investment grade subsequent to the Fund’s purchase. The registrant agrees that it may be helpful to clarify this point, and the registrant will therefore revise the penultimate sentence of the referenced disclosure to read substantially as follows:

“Those limitations are applied at the time that a Fund purchases the debt obligation, and would not prohibit a Fund from continuing to hold a debt obligation whose rating is reduced after the Fund’s purchase, including debt obligations whose ratings are reduced to below investment grade.”

The registrant does not believe it is currently likely that more than ten percent of any Fund’s investments in debt obligations would be downgraded to below investment grade status subsequent to the Fund’s purchase, and so the registrant declines at this time to add a disclosure on that topic to the Funds’ item 4 disclosures.

7.          Municipal Bond Funds, “Principal Investment Strategies.” The staff noted that a principal investment strategy of each of the municipal bond Funds is to invest in municipal obligations issued by states and state agencies. The staff asked the registrant to consider whether the reference to such investments may

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suggest to an investor that distributions of net interest income by these Funds may be exempt from state income taxes or from the federal alternative minimum tax.

Response. The registrant has determined that the disclosure is clear regarding the types of taxes that apply to the distributions of income from these Funds. In that regard, the registrant notes that each of these Funds includes disclosure under the heading “Principal Investment Strategies” stating that income from the Fund’s investments is generally exempt from federal income tax (and, in the case of the three single state municipal bond Funds, from state taxes of the named states), that each of these Funds includes disclosure under the heading “Tax Information” in the summary portion of the prospectus stating that income may be subject to the federal alternative minimum tax and, in the case of the non-single state Funds, to state taxes, and that additional information about this topic can be found elsewhere in the prospectus under the heading “Taxes,” and in the Statement of Additional Information.

8.          Application of Rule 35d-1, “Principal Investment Strategies.” With respect to any Fund that has adopted a policy to invest at least 80% of its net assets in a particular type of investment in accordance with the requirements of rule 35d-1 under the Investment Company Act, the staff requested that the registrant clarify whether the term “assets” means net assets of the Fund plus the amount of borrowings for investment purposes.

Response. The registrant intends that the term “assets” means net assets of the Fund plus the amount of borrowings for investment purposes, and notes that the section of the prospectus entitled “Additional Information; Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies” currently includes the following disclosure on this topic:

“Under certain circumstances, a Fund is only permitted to invest a certain percentage of its assets in a particular investment strategy. Information about those specific investment limitations is described for each Fund under the caption “Principal Investment Strategies” in the first part of this Prospectus, or in the “Investment Limitations” section of the Statement of Additional Information. For purposes of any such limitation, the term “assets” means net assets of the Fund (determined immediately after and as a result of the Fund’s acquisition of a given investment) plus the amount of borrowings for investment purposes.”

9.          Investments in Puerto Rican Debt Obligations, “Principal Investment Strategies.” The staff asked the registrant to indicate in its reply to the staff whether any Fund has made any material investments in Puerto Rican debt obligations, and to confirm that the registrant is aware of the Division of Investment Management’s IM Guidance Update No. 2016-02, which sets forth the staff’s view that funds should review their risk disclosures on an ongoing basis and consider whether these disclosures remain adequate in light of current market conditions.

Response. The registrant confirms to the staff that none of the registrant’s Funds currently hold any material investment in Puerto Rican obligations. The registrant also notes, however, that the Funds would be permitted to make material investments in those obligations provided that the investments are otherwise consistent with the Funds’ investment strategies and limitations. The registrant is cognizant of the referenced IM Guidance Update.

10.        Thornburg Strategic Municipal Income Fund, “Principal Investment Strategies.” Noting the July 3, 2010 letter from the Commission’s Office of Legal and Disclosure to the Investment Company Institute, which pertains to derivatives-related disclosures by investment companies, the staff requested that the registrant revise the disclosure relating to the Fund’s investments in derivative instruments to include a more specific

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description of the types of derivatives in which the Fund may invest and the purposes for which the Fund may make those investments.

Response. The registrant revised the referenced disclosure for that Fund last year in response to a similar comment from the SEC staff, and at that time included disclosure noting that the Fund may use derivatives for both hedging and non-hedging purposes, along with some additional information about derivatives. The registrant has reviewed those disclosures and the July 3, 2010 letter referenced by the staff, believes that the disclosures are consistent with Form N-1A and with the guidance described in that letter, and therefore declines to make any further revisions to those disclosures at this time.

11.    Investments in Derivatives. With respect to any Fund that has adopted a policy to invest at least 80% of its net assets in a particular type of investment in accordance with the requirements of rule 35d-1 under the Investment Company Act, and that may also invest in derivative instruments, the staff asked the registrant to confirm that the Fund’s investments in derivative instruments will be valued on a mark-to-market basis for purposes of determining whether the Fund has satisfied its percentage investment requirement.

Response. Each Fund intends to value derivative instruments for purposes of the Fund’s 35d-1 policy in a manner consistent with rule 35d-1. In most instances the registrant expects that a Fund’s investments in derivative instruments would be valued for that purpose at the investments’ then-current market value, and not using the investments’ notional values. The registrant also notes, however, that there may in the future be circumstances in which the registrant determines that it is appropriate, and consistent with Commission guidance, to value a derivative instrument at its notional value.

12.    Investments in Mortgage- and Asset-Backed Securities, Collateralized Mortgage Obligations (“CMOs”), and other Structured Products. The staff noted that a number of the Funds include disclosure indicating that they may invest in mortgage- and asset-backed securities, CMOs, and other structured products as a principal investment strategy. As to any such Fund, the staff requested that the registrant provide the following information about those investments in the registrant’s written response to the staff:

•	the percentage of each Fund’s net assets that are invested in those securities;

•	whether there are any limitations on the percentage of a Fund’s net assets that could be invested in those securities or in any sub-set of those securities;

•	whether the Funds’ investments in these securities may include investments in “non-agency” CMOs or in securities that are rated as non-investment grade; and

•	management’s assessment of the liquidity of those securities.

The staff also requested that the registrant review the principal investment strategies and principal investment risks disclosures for those Funds that may invest in such securities as a principal investment strategy, and confirm that those disclosures adequately describe the various types of mortgage- and asset-backed securities, CMOs, and other structured products in which the Funds may invest, and the risks attendant to such investments. Finally, the staff noted that in the most recent annual report to shareholders for Thornburg Low Duration Income Fund, certain of the Fund’s investments in asset-backed securities were categorized at the fiscal year end as “Level 3” securities within the three-level valuation hierarchy established in guidance from the Financial Accounting Standards Board. The staff asked the registrant whether investments in those Level 3 securities are consistent with the Fund’s policy of investing 100% of its net assets in obligations of the U.S. government, its agencies and instrumentalities and in debt obligations rated at the time of purchase in one of the four highest ratings categories.

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Response. In response to the first part of the staff’s comment, please see Appendix A to this letter. For each Fund that may as a principal strategy invest in mortgage-backed securities, asset-backed securities, CMOs, or other structured products, Appendix A shows the percentage of the Fund’s net assets that were invested in those securities at the most recent fiscal year end.

With respect to whether any of the Funds that may invest in mortgage-backed securities, asset-backed securities, CMOs, or other structured products as a principal investment strategy have limitations on the percentage of a Fund’s net assets that could be invested in those securities or in any sub-set of those securities, and whether any of those Funds could invest in “non-agency” CMOs or in securities that are rated below investment grade, the registrant notes the following:

•

Thornburg Limited Term U.S. Government Fund is required to invest at least 80% of its net assets in “U.S. Government Securities,” which the prospectus defines as securities backed by the full faith and credit of the U.S. government and securities issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises but not backed by the full faith and credit of the U.S. government, and which may include repurchase agreements secured by those U.S. Government Securities and participations having economic characteristics similar to those securities. While the remaining 20% of the Fund’s assets could be invested in securities other than U.S. Government Securities, including potentially non-agency CMOs or securities that are rated below investment grade, the Fund has typically not made any significant investment in non-agency CMOs or securities that are rated below investment grade at the time of purchase and has no current intention to make any significant investment in those securities.

•

Thornburg Low Duration Income Fund is required to invest 100% of its net assets in obligations of the U.S. government and its agencies and instrumentalities, and in debt obligations rated at the time of purchase in one of the four highest ratings categories or, if no credit rating is available, judged to be of comparable quality by the Fund’s advisor. There is no specific limitation on the percentage of the Fund’s assets that could be invested in non-agency mortgage-backed securities, but such investments would have to fall within one of the four highest investment categories at the time of purchase, and would be subject to the Fund’s other investment limitations, including limitations on concentration in any particular industry or issuer, and a prohibition on purchasing a security if, as a result, more than 15% of the Fund’s net assets would be invested in illiquid securities. As shown on Appendix A, only 5.61% of the Fund’s assets were invested in non-agency mortgage-backed securities at September 30, 2017.

•

Thornburg Limited Term Income Fund is required to invest at least 65% of its net assets in obligations of the U.S. government its agencies and instrumentalities, and in debt obligations rated at the time of purchase in one of the three highest ratings categories or, if no credit rating is available, judged to be of comparable quality by the Fund’s manager. The Fund is also prohibited from investing in any debt obligation rated at the time of purchase as below BBB by Standard & Poor’s or Baa by Moody’s, or determined by the Fund’s advisor to be of equivalent quality. There is no specific limitation on the percentage of the Fund’s assets that could be invested in non-agency mortgage-backed securities, but such investments would have to fall within one of the three highest investment categories at the time of purchase, and would be subject to the Fund’s other investment limitations, including limitations on concentration in any particular industry or issuer, and a prohibition on purchasing a security if, as a result, more than 15% of the Fund’s net assets would be invested in illiquid securities. As shown on Appendix A, only 5.13% of the Fund’s assets were invested in non-agency mortgage-backed securities at September 30, 2017.

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•

Under normal conditions, Thornburg Investment Income Builder Fund invests at least 50% of its net assets in common stocks (and under normal conditions invests at least 80% of its net assets in income-producing securities). In practice, the Fund’s investments in common stocks have in most recent periods been much higher than 50%, and comprised nearly 90% of the Fund’s assets on September 30, 2017. Although the relative percentages of the Fund’s investments are expected to vary and could at times include a significant investment in non-agency mortgage-backed securities or CMOs, or in mortgage- and asset-backed securities that are rated below investment grade, the Fund does not currently expect to make significant investments in those securities, and in any case those investments would be subject to the Fund’s other investment limitations, including limitations on concentration in a particular industry or issuer, and a prohibition on purchasing any security if, as a result, more than 15% of the Fund’s net assets would be invested in illiquid securities.

•

Thornburg Strategic Income Fund is not subject to any specific limitation on the percentage of its assets which could be invested in any one type of investment, including agency- or non-agency mortgage-backed securities or CMOs, asset-backed securities, and other structured finance products such as collateralized debt obligations, provided that any such investment would be subject to the Fund’s limitations on concentration in a particular industry or issuer, and a prohibition on purchasing any security if, as a result, more than 15% of the Fund’s net assets would be invested in illiquid securities. As shown on Exhibit A, the Fund’s investments in non-agency mortgage-backed securities comprised 3.69% of the Fund’s assets on September 30, 2017.

In response to the staff’s comment about management’s assessment of the liquidity of the Funds’ investments in mortgage-backed securities, asset-backed securities, CMOs, or other structured products, the registrant notes that the Funds’ advisor monitors the liquidity of each Fund’s investments on an ongoing basis, considering those factors that the advisor determines to be appropriate for each particular investment. Through that process, the advisor has determined that each of the mortgage-backed securities, asset-backed securities, CMOs, or other structured products owned by a Fund are liquid, or that the Fund’s ownership of that security will not cause the Fund to violate its investment limitation on the percentage of the Fund’s net assets that can be invested in illiquid securities. The registrant also notes that it is cognizant of the requirements of new rule 22e-4 under the Investment Company Act, including the 15% limitation on funds’ purchases of illiquid investments, and notes that the percentage of illiquid investments in each Fund’s portfolio is, and has historically been, less than 15%.

The registrant has reviewed the disclosures of the principal investment strategies and principal investment risks of the Funds described above, and believes that those disclosures continue to adequately describe the Funds’ investments in mortgage-backed securities, asset-backed securities, CMOs, or other structured products, and the risks attendant thereto. The registrant will delete the phrase “, and other structured finance arrangements” from the disclosure of Thornburg Strategic Income Fund’s principal investment strategies, because the registrant believes that that phrase may not be particularly meaningful to an investor, and because the surrounding disclosures provide a sufficient description of the Fund’s investment strategies.

Finally, with respect to the staff’s observation that certain of Thornburg Low Duration Income Fund’s investments in asset-backed securities were categorized as “Level 3” securities in the Fund’s most recent annual report to shareholders, the registrant notes that there were two such holdings, with a combined fair value at September 30, 2017 of $170,280, or approximately 0.87% of the net assets of the Fund. Both securities were given the highest credit rating by S&P Global Ratings or Moody’s Investors Services, Inc., and so the Fund’s investments in those holdings was consistent with the principal investment strategies stated in the prospectus

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13.        Thornburg Low Duration Income Fund, “Principal Investment Strategies” and “Principal Investment Risks.” The staff asked the registrant to clarify whether the Fund’s investments in foreign securities would be denominated in U.S. dollars or in local currencies and, if those investments would be denominated in local currencies, requested that the registrant disclose the attendant risks among the Fund’s principal investment risks.

Response. To the extent the Fund makes investments in foreign securities, those securities could be denominated in U.S. dollars or in local currencies. The registrant notes that the discussion of “Foreign Investment Risk” within the disclosure of the Fund’s principal investment risks currently describes “adverse fluctuations in currency rates” and “restrictions on currency exchange.” The registrant also notes that the disclosures in the prospectus that are responsive to item 9 of Form N-1A include an additional discussion of these risks under the heading “Foreign Currency Risks.” The registrant believes that those risk disclosures are adequate and declines to make any revisions to those disclosures at this time.

14.        Thornburg Low Duration Income Fund, “Principal Investment Strategies” and “Principal Investment Risks.” The staff noted that the disclosures about foreign investment risk that appear within the discussion of the Fund’s principal investment risks refer to the fact that foreign investment risks may be more pronounced for investments in developing countries, but that the disclosures of the Fund’s principal investment strategies do not include a reference to the Fund’s investments in developing countries. Noting the staff’s view that principal investment risk disclosures should correlate to principal investment strategy disclosures, the staff suggested that the registrant revise the disclosures for this Fund to remove the reference to developing countries from the discussion of the Fund’s principal investment risks, or to add a reference to developing countries to the discussion of the Fund’s principal investment strategies.

Response. The registrant notes that the disclosures of the Fund’s principal investment strategies indicate that the Fund may purchase “foreign securities” of the same types and quality as the domestic securities it purchases when the Fund’s advisor anticipates that those foreign securities will offer more investment potential. The broad term “foreign securities” by definition would encompass investments in both developed world issuers and developing world issuers, and the registrant does not believe it is necessary to specifically identify developing world issuers within the disclosure of the Funds’ principal investment strategies. On the other hand, because the risks associated with investments in developing world issuers may at times be more pronounced than with investments in developed world issuers, the registrant believes it is appropriate to refer to those developing country investments in the principal investment risks’ disclosure. The registrant therefore declines to make any revisions to these disclosures at this time.

15.        Thornburg Core Growth Fund, “Principal Investment Strategies.” The staff requested that the registrant revise the term “Consistent Growers,” which the staff believes may imply to a reader that these companies will continue to grow. The staff suggested that the registrant consider replacing the word “Growers” with a reference to “earnings” or “revenue.”

Response. We note that the descriptive narrative following the term “Consistent Growers” currently states that:

“There is no assurance that any company selected for investment will, once categorized in one of the three described investment categories, continue to have the positive characteristics or fulfill the expectations that that advisor had for the company when it was selected for investment, and any such company may not grow or may decline in earnings and size.”

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The registrant does not believe that references to particular metrics such as earnings or revenue would be a helpful addition to this description of the consistent growers category of investment. The registrant also observed in considering the staff’s comment, however, that the addition of a phrase to the existing disclosure might further emphasize that the characterization of a company as a consistent grower or within one of the other two categories of investment described in this disclosure represents the opinion of the advisor. Accordingly, the registrant intends to add to the foregoing quoted disclosure a sentence reading substantially as follows: “Inclusion of any investment in any of the three described categories represents the opinion of the advisor concerning the characteristics and prospects of the investment.”

16.        Thornburg Core Growth Fund, “Principal Investment Strategies” and “Principal Investment Risks.” The staff noted the reference in the disclosure of the Fund’s principal investment strategies to the Fund’s investments in what the disclosure characterizes as “emerging growth companies,” and requested that the registrant provide disclosure relating to the principal investment risks associated with those investments.

Response. The registrant does not believe that there are risks peculiar to the described “emerging growth companies” that are not shared with other smaller companies and which merit additional or alternative disclosures. In considering the staff’s comment, however, the registrant observed that the description of emerging growth companies might be tied to a greater degree to the description of small and mid-cap company risk under the caption “Principal Investment Risks,” and intends to insert the words “or earlier stage” in the risk disclosure relating to small and mid-cap companies for that purpose.

17.        Thornburg Core Growth Fund, “Principal Investment Strategies.” The staff noted the sentence within the disclosure of the Fund’s principal investment strategies that states that the Fund’s investment process may at times “produce a focus on certain industries, such as technology, financial services, healthcare, or biotechnology.” The staff suggested that this disclosure may imply that the Fund has a principal investment strategy to invest in particular economic sectors, and requested that the registrant either remove that disclosure if the Fund has no such strategy, or enhance the Fund’s principal investments risks disclosures to describe the risks relating to such a strategy.

Response. The Fund does not have a strategy to invest in particular economic or industry sectors, and the current disclosure states that exposures to particular economic sectors or industries likely will vary over time. Following some reflection on the staff’s comment, however, and to enhance the current disclosure, the registrant intends to revise the disclosure in some clarifying respects to read substantially as follows:

“In conjunction with individual issuer analysis, Thornburg may identify and invest at times with a greater emphasis in industries or economic sectors it expects to experience growth. This approach may at times produce a greater emphasis on investment in certain industries or economic sectors, such as technology, financial services, healthcare or biotechnology. The Fund does not have a strategy to invest in particular industry or economic sectors, and its exposures to particular industries or economic sectors are expected to vary over time.”

18.        Thornburg International Growth Fund, “Principal Investment Strategies.” The staff noted that the disclosure of the Fund’s principal investment strategies states that the Fund expects to invest primarily in securities from issuers “around the world,” and requested that the disclosure be revised to state that the Fund will invest in “multiple countries outside the United States,” or something similar. The staff also questioned if the Fund’s disclosures include an explanation of how the Fund’s management determines that a country is tied economically to a country other than the United States. The staff called attention in that regard to the adopting release for rule 35d-1 under the Investment Company Act, in which the staff stated its expectation that funds

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which use the term “international” in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.

Response. In response to the first part of the staff’s comment, the registrant observes that the plain meaning of “from around the world” is that the Fund invests in a variety of places in different parts of the world. Indeed, this language resonates clearly with language employed by the Securities and Exchange Commission in describing its interpretation of the words “global” and “international” in a mutual fund’s name – that these terms “connote diversification among investments in a number of different countries throughout the world . . . ..” Investment Company Act Release No. 24828, January 17, 2001, footnote 42. The registrant believes the Fund’s existing disclosure clearly states the Fund’s investment approach in this context, and accordingly declines the request to change the disclosure.

In response to the second part of the staff’s comment, the registrant calls attention to the extensive disclosure under the caption “Identifying Foreign Investments” in the portion of the prospectus prepared in accordance with the requirements of Item 9 of Form N-1A.

19.        Thornburg Investment Income Builder Fund, “Past Performance of the Fund.” The staff questioned if the blended benchmark against which the Fund compares its average annual total returns meets the definition of an “appropriate broad-based securities market index” set forth in Instruction 5 to Item 27(b)(7) of Form N-1A. The staff suggested that the registrant add disclosure for a second index, and that the blended benchmark could be retained as a secondary comparative with appropriate additional explanations.

Response. Form N-1A defines an “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment advisor, or principal underwriter, unless the index is widely recognized and used.” The SEC has also stated that the purpose of including performance information for a broad-based securities market index is “to provide investors with a basis for evaluating a fund’s performance and risks relative to the market” (SEC Rel. No. IC-23064 (Mar. 13, 1998)). The registrant notes that the constituent components of the blended index used by the Fund are both administered by organizations that are not affiliated persons of the Fund or its advisor or distributor, consequently clearly meeting the definition stated in Form N-1A. We also believe that in general the blended index will better reflect the mix of the Fund’s expected principal investment exposures over time than any available single index, and note in that regard that management has not identified a non-blended index that more appropriately reflects the Fund’s expected mix of investments. Accordingly, the registrant declines to make the suggested revision.

20.        Thornburg Global Opportunities Fund, “Principal Investment Strategies.” The staff questioned the meaning of the word “significant” in the statement “[u]nder normal market conditions, the Fund invests a significant portion of its assets in issuers domiciled in or economically tied to countries outside the United States.” Noting the staff’s prior published guidance respecting the application of rule 35d-1 to mutual fund names that include the word “global,” the staff suggested that the registrant revise the referenced statement to indicate that the Fund would invest “primarily” in issuers domiciled in or economically tied to countries outside the United States, or that that Fund would invest at least 40% of its assets in such issuers. The staff also questioned if the Fund’s disclosures include an explanation of how the Fund’s management determines that a country is tied economically to a country other than the United States.

Response. The registrant confirms its understanding that the word “global” in the Fund’s name connotes diversification among investments tied economically to a number of different countries throughout the world, including the United States. The registrant notes that the word “significant” is commonly understood to mean “having or likely to have influence or effect,” and further notes that the relevant disclosure states that the “relative proportions” of investments in domestic securities and in securities of issuers domiciled outside the

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United States “will vary over time.” The registrant is cognizant of the suggestion in the staff’s June 4, 2012 memorandum that a registrant may describe intended geographical portfolio diversification by committing to invest at least 40 percent of its assets outside the United States, but observes that the assignment of specific percentages to descriptions of geographical diversification produces only apparent precision, because the specific geographic exposure of modern companies is very complex due to the complexity of companies and their businesses. The registrant believes that its current disclosure adequately conveys its intended investment approach, and avoids the risk of conveying to the reader a degree of precision in description that does not appear possible. Accordingly, the registrant declines at this time to revise the referenced disclosure.

Relating to the staff’s question respecting an explanation of how the registrant determines an investment is outside the United States, we note the registrant’s response to comment number 18, above.

21.        Thornburg Developing World Fund, “Principal Investment Strategies.” The staff expressed its view that certain of the factors which the Fund’s management will consider in determining whether an investment is tied economically to one or more developing countries are overbroad or vague, including specifically the factors described in clause (i), (iii), (iv), and (vi) of the third paragraph under the heading “Principal Investment Strategies.” The staff requested that the registrant revise those disclosures, and noted in that regard the proposed criteria for determining whether an investment relates to a particular geographic region that are described in footnote 24 of the adopting release for rule 35d-1 under the Investment Company Act of 1940.

Response. The registrant believes that the factors identified in the disclosure, taken together with the other factors stated in this portion of the prospectus, convey clearly to the reader that the advisor utilizes a multi-factor, holistic approach to determining if a given issuer is economically tied to one or more developing countries. In the registrant’s view, the complexity of modern corporate organizations, the variety of sources and locations of their revenues and other quantitative measures of their businesses, and the geographic scope of their business operations is more adequately addressed by the registrant’s approach.

22.        “Pricing Fund Shares.” The staff noted the first sentence of the last paragraph of this section, which reads “[w]hen you purchase or sell Fund shares, those shares are priced at the NAV next determined after your order is received in proper form,” and requested that the registrant disclose the persons that are responsible for receiving purchase and redemption orders (e.g., the Funds’ transfer agent, distributor, or a financial intermediary).

Response. The registrant notes that the sentence which follows the referenced sentence states that, for purchase and sale orders provided on a shareholder’s behalf by a financial intermediary, the financial intermediary or its designee is responsible for receiving that order, and the order will generally be deemed to have been received by the Fund at the time the order was first received in proper form by the intermediary or its designee. The registrant agrees with the staff’s comment, however, insofar as there is not an analogous disclosure identifying the person who receives purchase and redemption orders transmitted directly by a shareholder rather than through a financial intermediary. To clarify this disclosure further, the registrant will add a sentence substantially as follows to the end of the referenced paragraph;

“If you hold your shares directly, instead of through a financial intermediary, purchase or sale orders will generally be deemed to have been received by the Fund at the time that the order was first received in proper form by the Fund’s Transfer Agent.”

23.        “Selling Fund Shares.” The staff asked the registrant to describe in its written response to the staff whether any of the Funds have reserved the right to make in kind redemptions and, if so, to consider

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whether that redemption method should be disclosed in the prospectus in response to item 11(b)(8) of Form N-1A.

Response. While the Funds generally expect to meet redemption requests in cash, the Funds have made an election pursuant to rule 18f-1 under the Investment Company Act, which would permit each Fund to limit cash redemptions in respect of each shareholder during any 90-day period to the lesser of $250,000 or 1% of the net asset value of the Fund at the beginning of that period. For redemption requests that exceed the amounts described in the preceding sentence during any 90-day period, each Fund reserves the right to redeem shares in kind. The Funds’ statements of additional information include disclosure about the Funds’ election under rule 18f-1 and the Funds’ rights to make redemptions in kind. Item 11(b)(8) of Form N-1A requires a registrant to disclose the methods that a fund “typically expects” to use to meet redemption requests, and because the Funds’ typical method for meeting redemption requests is to meet those requests in cash, the registrant has determined that it is not necessary or desirable to refer to the possibility of in kind redemptions in the prospectus.

24.        “Selling Fund Shares.” The staff noted the following sentence: “[s]ubject to any additional procedures imposed by your financial intermediary, payment for shares redeemed normally will be made by mail the next business day, and in most cases within seven days, after receipt of a properly executed request for redemption,” and suggested that the phrase “[s]ubject to any additional procedures imposed by your financial intermediary” may be misconstrued to suggest that the Funds may not always be able to meet their redemption obligations to shareholders due to the policies imposed by financial intermediaries. The staff requested that the registrant clarify that sentence.

Response. The registrant intends to clarify the disclosure to read substantially as follows:

Payment for redeemed shares normally will be made by the Fund’s Transfer Agent the next business day, and in most cases within seven days, after receipt of a properly executed request for redemption. However, the Fund may hold payment on redemptions until it is reasonably satisfied that any investment previously made by check has been collected, which can take up to 15 business days. No interest is accrued or paid on amounts represented by uncashed distribution or redemption checks.

25.        “General Information about Fund Share Classes.” The staff requested that the registrant revise the following sentence:

“[h]owever, each share class may have varying annual expenses and sales charge structures, which will affect performance”

to read as follows:

“[h]owever, each share class has varying annual expenses and sales charge structures, which will affect performance.”

The staff also asked the registrant to confirm in its written response to the staff that the varying annual expenses and sales charge structures described in that sentence are not meant to refer to the sales load waiver policies of any particular financial intermediaries that sell Fund shares.

Response. The registrant will make the revision requested by the staff, and hereby confirms that the referenced language is not intended to refer to intermediary-specific sales load waivers, but instead

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refers to the class-specific expense and sales charge structures described in the “Shareholder Fees” and “Annual Fund Operating Expenses” tables in the Fund Summary portion of the prospectus.

26.        Information Provided in Response to Item 12(a)(5) of Form N-1A. The staff asked the registrant to confirm that its registration statement includes the statement required by item 12(a)(5) of Form N-1A, relating to the availability of Fund sales load information on the Fund’s website or, if necessary, to add such a statement in a subsequent amendment to the Trust’s registration statement.

Response. In the course of reorganizing portions of the prospectuses, the pertinent disclosure was inadvertently omitted. The registrant will restore a disclosure that is responsive to item 12(a)(5).

27.        “Class A Sales Charge Waivers.” The staff stated its view that the first sentence of the second paragraph in this section, which reads: “[w]hile you may also be eligible for these waivers if you purchase your Class A shares through a financial intermediary, please note that certain intermediaries may have different policies and procedures regarding the availability of front-end sales load waivers,” may be misconstrued as suggesting that there are intermediary-specific sales load waivers other than the intermediary-specific sales load waivers described in Appendix A of the prospectus. The staff requested that the registrant delete or revise that sentence. The staff also asked the registrant to confirm in its written response to the staff that the intermediary identified in Appendix A of the prospectus is the only intermediary that currently imposes sales load variations which differ from those described in the prospectus.

Response. The registrant notes IM Guidance Update No. 2016-06, in which the staff expressed the view that if a fund intends to describe intermediary-specific sales load variations in an appendix to the fund’s prospectus, then the section of the fund’s prospectus that includes the disclosures required by item 12 of Form N-1A should include a “prominent statement” that different intermediaries may impose different sales loads and that those variations are described in an appendix to the prospectus. The language noted by the staff in the Fund’s prospectus was intended to satisfy that guidance, but the registrant agrees that the language could be clarified to avoid any inference that there are intermediary-specific variations other than those described in Appendix A of the prospectus. Accordingly, the registrant will revise the referenced sentence and the subsequent sentence to read as follows:

“Please note that certain financial intermediaries may impose sales charge waivers or discounts that differ from what is described below. Such intermediary-specific sales charge variations are described in Appendix A of this Prospectus.”

The registrant also hereby confirms for the staff that the intermediary described in Appendix A of the prospectus is the only intermediary that the registrant is currently aware to have imposed sales load variations which differ from those described in the prospectus.

Thornburg Funds Statement of Additional Information

28.        General Comment, “Investment Policies.” The staff requested the registrant to confirm that if a Fund described in either of the statements of additional information commences to pursue a different principal investment strategy than described in the related prospectuses, the disclosures in Items 4 and 9 of the prospectus for that Fund will be revised accordingly.

Response. The registrant confirms that if a Fund described in either of the statements of additional information commences to pursue a different principal investment strategy than described in the related prospectuses, the disclosures in Items 4 and 9 of the prospectus for that Fund will be revised accordingly.

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29.        Investment Limitations, “Low Duration Municipal Fund.” The staff noted the first enumerated investment limitation, which states that the Fund may not invest in securities other than municipal obligations and temporary investments within the percentage limitations stated in the prospectus, and asked the registrant to confirm in its written response to the staff that the prospectus includes disclosure about the Fund’s ability to make temporary investments in securities other than municipal obligations.

Response. The registrant confirms that the prospectus includes the referenced disclosure. In particular, the registrant notes the last paragraph under the heading “Principal Investment Strategies” in the Fund Summary portion of the prospectus for this Fund, which states that the Fund “may invest up to 20% of its assets in taxable securities which would produce income not exempt from federal income tax because of market conditions, pending investment of idle funds or to afford liquidity,” and also states that the Fund’s “temporary taxable investments may exceed 20% of its assets when made for defensive purposes during periods of abnormal market conditions.”

30.        Investment Limitations, “Low Duration Municipal Fund.” Noting the ninth enumerated investment limitation, which states that the Fund may not invest more than 25% of its total assets in any one industry, the staff stated that if the Fund invests in other investment companies, the Fund should “look through” to the holdings of those investment companies to assess the Fund’s compliance with its 25% industry concentration limitation.

Response. The registrant is not aware of any legal or regulatory requirement that a fund look through to the holdings of underlying investment companies in assessing the fund’s compliance with a concentration policy. The registrant also questions the practicality of making any such assessment with any degree of precision, and observes that the likelihood of such an investment causing a concentration question to arise is remote. The registrant understands the staff’s observation, however, and intends to study this question further.

Part C to the Registration Statement

31.        Item 28. The staff noted that the registrant has incorporated by reference to the registrant’s prior registration statement amendments certain documents that were not fully executed at the time that they were included in the prior amendments. The staff requested that the registrant file updated, executed versions of those documents.

Response. As the registrant files additional post-effective amendments, the registrant will seek to include updated, executed versions of the referenced documents.

Other Matters

Please contact me or Charles Thompson with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

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Appendix A

	Percentage of Net Assets at the Fiscal Year Ended September 30, 2017
Fund	Agency Mortgage- Backed Securities (including CMOs)	Non-Agency Mortgage- Backed Securities (including non-agency CMOs)	Asset-Backed Securities	Total
Thornburg Limited Term U.S. Government Fund	51.30%	0.00%	0.00%	51.30%
Thornburg Low Duration Income Fund	5.42%	5.61%	20.08%	31.11%
Thornburg Limited Term Income Fund	7.11%	5.13%	16.76%	29.00%
Thornburg Strategic Income Fund	0.65%	3.69%	11.94%	16.28%
Thornburg Investment Income Builder Fund	0.00%	0.08%	0.07%	0.15%

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